Exhibit 99.1

Dominion Diamond Corporation reports First Quarter 2015 Sales and Production Update

TORONTO, May 20, 2014 /CNW/ - Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the "Company") reports that rough diamond production, sales and pricing have all exceeded targets for the first quarter of fiscal 2015 (February through April) to the extent that the estimated value of the Company's production at current sales prices is ahead of expectation by approximately $100 million.

Ekati Diamond Mine Production (100% basis)

•	Production for the quarter is 24% ahead of target.

For the three months ended April 30, 2014
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Fox(1)	671	231	0.34
Koala(2)	152	172	1.13
Koala North	82	71	0.87
Misery Satellites(3)	56	86	1.52
Coarse Ore Rejects ("COR")	-	-	-
Total	962	561	0.58

(1)The full year mine plan for the Fox pipe envisaged the processing of 1.7 million tonnes of mineral reserve producing 0.36 million carats at an average grade of 0.21 carats per tonne for fiscal 2015.
(2)Production from Koala Underground ("U/G") was approximately 85% from mineral reserves and 15% from inferred mineral resources. The full year mine plan for Koala U/G envisaged the processing of 0.87 million tonnes of mineral reserve producing 0.51 million carats at an average grade of 0.59 carats per tonne for fiscal 2015.
(3)This material is not included in the reserves and is therefore incremental production.

Diavik Diamond Mine Production (40% basis)

•	Production for the quarter is 13% ahead of target.

For the three months ended April 30, 2014
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154South	120	420	3.5
A-154North	242	546	2.26
A-418	225	778	3.46
Coarse Ore Rejects("COR")	4	93	23.25
Total	591	1,837	2.97(a)

(a) Grade has been adjusted to exclude COR. COR is not included in the reserves and is therefore incremental production.

Ekati Mining Update
The decision in the autumn of 2013 to accelerate the mining capability in the Fox pipe has resulted in an additional approximately 100,000 tonnes of material being mined from the open pit ahead of the spring Freshet (snowmelt). This material was mined from a section of the ramp which was in kimberlite but was not part of the original mine plan. Mining at the Fox pipe was completed last week.

The development at the 1810 level at Koala Underground was completed at the end of February and production drilling commenced in March.

During the quarter, the Company tested a small kimberlite pipe within the Misery pit to the northeast of the main ore body which has been excavated as part of the Misery pushback. As a result of a bulk sample run on this material, approximately 30,000 tonnes of the Misery Northeast material has been stockpiled and will be processed in the second quarter. The characteristics of the diamonds in the satellite pipe material appear to be very similar to the diamonds from the Misery Main pipe.

Diavik Mining Update
Ore mined at the Diavik mine was 12% ahead of plan. This performance results from higher production from A-418 and A-154 South due to favorable ground conditions and improved availability of equipment.

Ekati Processing Update
The Company estimates that process plant improvements to date have increased the recovered grade during the first quarter by approximately 15%. Most of this incremental recovery is in smaller diamonds not currently included in reserves. Historically, Ekati has bypassed the recrush circuit in order to maximize process plant throughput and has not recovered the entrained diamonds within the coarse fraction of the tail rejects. The recrush circuit will likely be re-established by year-end to further improve diamond recovery. Once the process improvements have been substantially completed the Company intends to incorporate the higher recovery rate into an updated reserves statement.

Diavik Processing Update
Ore processing was 18% ahead of plan predominately due to greater ore availability as a result of higher mining rates and improved equipment availability, equipment efficiencies and utilization of the processing plant.

Q1 2015 Ekati and Diavik Rough Diamond Sales
The Company recorded total first quarter sales of $175.5 million.

Q1 FY 2015 Summary
Sales in $ millions
Ekati rough (100% basis)	$92.8
Diavik rough	$82.7
Total Sales	$175.5
Carats Sold ('000s)
Ekati rough (100% basis)	259
Diavik rough	582
Total carats sold	841

Excluded from the Ekati sales recorded in the first quarter were carats produced and sold from the processing of satellite material from the Misery South and Southwest kimberlite pipes as this material was excavated during the pre-stripping operations for the Misery Main pipe. During the first quarter, the Company sold an estimated 0.1 million carats of production from the Misery South & Southwest kimberlites for estimated proceeds of $6.9 million for an average price per carat of $75, which includes the recovery of small diamonds.

Inventories
At April 30, 2014, the Company had inventory with an estimated market value of approximately $285 million of which $65 million represents discretionary inventory with the balance being work in progress.

Production Guidance
Production guidance at Ekati and Diavik, respectively, will be reviewed at the end of the second quarter.

Pricing
Based on the average prices per carat achieved by the Company in the latest sale which was held at the end of April / beginning of May 2014, the Company has modeled the approximate rough diamond price per carat for each of the Diavik and Ekati kimberlite process plant feed types below. The Ekati prices do not reflect the increased recovery of small diamonds from the improvements in processing so as to be consistent with the Company's current reserve estimates.  The rough diamond price of the additional recovered small diamonds at Ekati is estimated at between $70 and $100 per carat.

Diavik Ore Type	April/May 2014 Average Price per Carat (in US dollars)	Ekati Ore Type	April/May 2014 Average Price per Carat (in US dollars)
A-154 South	$145	Koala	$395
A-154 North	$190	Koala North	$440
A-418	$105	Fox	$315
Coarse Ore Rejects	$50	Misery Satellite Pipes	$80 - 100
		Coarse Ore Rejects	$65 - 120
		Recovered Small Diamonds	$70 - 100

Overall pricing was up 7% since the beginning of the calendar year.

Jay Project Update
The winter drilling, environmental and engineering program has revealed conditions that will accommodate a simplified design for the Jay Project allowing a reduced environmental footprint and a shortened construction timeline without sacrificing project economics.  Regulatory agencies have now been advised of the revised project design and it will form the basis of the Developer's Assessment Report to be filed in September this year.  It is this report that is the starting point for the Environmental Assessment.

Cautionary Statement Regarding Preliminary Results
The Company cautions that the Company's first quarter sales results disclosed in this news release are preliminary and reflect expected first quarter sales results as of the date of this news release. Actual reported results are subject to final review and may vary from what is currently expected because of a number of factors, including, without limitation, additional or revised information and changes in accounting standards or policies or in how those standards are applied. In addition, the preliminary results contained in this news release do not include all of the measures of financial performance that would be disclosed in the Company's interim financial statements. The Company will provide additional financial information and related discussion and analysis about its first quarter financial results when it reports those actual results.

Forward-Looking Information

Certain information included herein, including information about mining activities and estimated production from the Ekati Diamond Mine and the Diavik Diamond Mine, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company's mining properties; currency exchange rates; and world and US economic conditions. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company's mining properties, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Qualified person
The scientific and technical information contained in this press release has been prepared under the supervision of Mats Heimersson, P. ENG, an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines.  Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing additional resources, and also owns 40% of the Ekati Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world's fourth largest producer of rough diamonds by value.

SOURCE Dominion Diamond Corporation

%CIK: 0000841071

For further information:

please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 06:30e 20-MAY-14